FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
                                     -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No   X
                                     -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the Notice of Annual General Meeting of Shareholder of Nordic American Tanker Shipping Limited (the "Company") Proxy Statement and the accompanying letter to shareholders of the Company, each dated May 25, 2005, in connection with the Annual General Meeting of the Company to be held June 20, 2005.

                                 [company logo]



                                                                    May 25, 2005

TO THE SHAREHOLDERS OF
NORDIC AMERICAN TANKER SHIPPING LIMITED

     Enclosed is a Notice of Annual General Meeting of Shareholders ("Notice") of Nordic American Tanker Shipping Limited (the "Company") which will be held at the offices of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York, on June 20, 2005 at 11:00 a.m. (Eastern Daylight Time), and related materials.

     At this Annual General Meeting (the "Meeting"), the shareholders of the Company will consider and vote upon proposals:

1. To elect a total of seven directors to serve until the next Annual General Meeting of shareholders ("Proposal One");

2. To approve the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 2005 ("Proposal Two"); and

3. To transact other such business as may properly come before the meeting or any adjournment thereof.

     Adoption of Proposals One and Two requires the affirmative vote of a majority of the holders of the Common Shares present and voting at the Meeting.

     You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

     WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

     ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

                                                Very truly yours,



                                                Herbjorn Hansson
                                                Chairman and
                                                Chief Executive Officer

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  JUNE 20, 2005

     NOTICE IS HEREBY given that the Annual General Meeting of the shareholders of Nordic American Tanker Shipping Limited (the "Company") will be held on June 20, 2005, at 11:00 a.m., Eastern Daylight Time, at the office of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York 10004, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

                1. To elect a total of seven Directors to serve until the next Annual General Meeting of the shareholders;

                2. To approve the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 2005;

                3.  To  lay  before  the  shareholders  the  Company's   audited
                    financial  statements  for the year ended December 31, 2004;
                    and

                4. To transact other such business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on May 23, 2005, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment or postponement thereof.

     WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

     IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. By Order Of The Board Of Directors

                                                Peter Bubenzer
                                                Secretary
May 25, 2005
Hamilton, Bermuda

                     NORDIC AMERICAN TANKER SHIPPING LIMITED


                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 20, 2005

                            ------------------------


                 INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York 10004, on June 20, 2005, at 11:00 a.m., Eastern Daylight Time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the General Meeting on or about May 25, 2005.

VOTING RIGHTS AND OUTSTANDING SHARES

     On May 23, 2005 (the "Record Date"), the Company had outstanding 16,644,496 common shares, par value $0.01 per share ("Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Annual General Meeting of Shareholders.

     The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAT."

REVOCABILITY OF PROXIES

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, as of June 1, 2005, Reid House, PO Box HM 1564, 31 Church Street, Hamilton HM FX, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company currently has five directors. The Board of Directors has determined to expand the Board to seven directors. As provided in the Company's Bye-Laws, each Director is elected at each Annual General Meeting of shareholders and shall hold office until his successor is elected or appointed or until his earlier resignation or removal. The Board of Directors has nominated the seven persons listed below, five of whom are current members of the Board and two of whom are new nominees, for election as directors of the Company.

     Set forth below is information concerning each nominee for Director.

     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following seven nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors
---------------------------------------------------------

     Information concerning the nominees for directors of the Company is set forth below:

     Name                              Age      Position
     ----                              ---      --------

     Herbjorn Hansson                  57       Chairman, Chief Executive
                                                Officer, President and Director

     Hon. Sir David Gibbons            77       Director

     George C. Lodge                   77       Director

     Andreas Ove Ugland                50       Director

     Torbjorn Gladso                   58       Director

     Andrew W. March                   50       Nominee

     Paul J. Hopkins                   57       Nominee

     Herbjorn Hansson has been President and Chief Executive Officer of the Company since July 1995. He is the majority shareholder and Deputy Chairman of Scandic American Shipping Ltd. ("Scandic"), the Company's manager. He has been President and Chief Executive Officer of Ugland Nordic Shipping ASA (the "Former Manager"), the Company's previous manager, since September 1993. Mr. Hansson has served as a director of the Company since July 1995 and as a director of the Former Manager, since its organization in June 1989. Mr. Hansson served as the Chairman of the Board of the Former Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Tanker Owners and independent operators, from 1975-1980. He was an officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988.

     Sir David Gibbons has been a director of the Company since September 1995. Sir David served as the Prime Minister of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954.

     George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

     Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of: Ugland International Holding Plc, a shipping/transport company previously listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, H0egh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is a shareholder and Chairman of Scandic.

     Torbjorn Gladso has been a director of the Company since October 2003. Mr. Glads0 is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange.

     Andrew W. March is a nominee as a director of the Company. Mr. March currently serves in a management position with Vitol S.A., an international oil trader, involved in supply, logistics and transport. From 1978 to 2004, Mr. March served in various positions with subsidiaries of BP p.l.c., an international oil major company. Most recently, from January 2001 to 2004, Mr. March was Commercial Director of BP Shipping Ltd., responsible for all aspects of the business including long term strategy. From 1986 to 2000, Mr. March was employed in various positions with BP Trading, serving as Global Product Trading Manager from 1999. Mr. March received his MBA from Liverpool University.

     Paul J. Hopkins is a nominee as a director of the Company. Mr. Hopkins is a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. From 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its offshore Exploration Group.

     Required Vote. Approval of Proposal One will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

     Audit Committee. In accordance with the rules of the NYSE, the Company's Board of Directors has established an Audit Committee, consisting of two independent directors. The members of the Audit Committee are Messrs. Glads0 and Ugland.

     Officers. Mr. Hansson serves as the Company's President and Chief Executive Officer. Rolf Amundsen is the Company's Chief Financial Officer.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

                           APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

     The Board is submitting for approval at the Meeting the selection of Deloitte & Touche as the Company's independent auditors for the fiscal year 2005. The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2004. These financial statements are being distributed to shareholders as part of the Company's 2004 Annual Report.

     Deloitte & Touche has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

     All services rendered by the independent auditors are subject to review by the Audit Committee.

     Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2005 FISCAL YEAR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED. SOLICITATION

     The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact. The Board of Directors may retain the services of Mellon Investor Services LLC for soliciting proxies from those entities holding shares in street name.

EFFECT OF ABSTENTIONS

     Abstentions will not be counted in determining whether Proposals One or Two have been approved.



                                  OTHER MATTERS

     No other matters are expected to be presented for action at the Meeting.

                                                By Order of the Directors



                                                Peter Bubenzer
                                                Secretary

May 25, 2005
Hamilton, Bermuda

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

Contacts:
                     Scandic American Shipping Ltd
                     Manager for
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: + 47 33 42 73 00
                     E-mail:  info@scandicamerican.com

                     Web-site:  www.nat.bm
                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906
                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  June 16, 2005                            By: /s/ Herbjorn Hansson
                                                    ----------------------------
                                                    Herbjorn Hansson
                                                    Chairman, Chief Executive
                                                    Officer and President




01318.0002 #576252